UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

Jane A. Spray Pisces, Inc. 1300 Evans Avenue, No. 880154 San Francisco, California 94188 (415) 288-0540	with copies to: Douglas D. Smith, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, California 94105 (415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Doris F. Fisher

2	Check the Appropriate Box if a Member of a Group*

(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,570,469

	8	Shared Voting Power —

	9	Sole Dispositive Power 19,726,763

	10	Shared Dispositive Power —

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,726,763

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends the prior statement on Schedule 13D filed by Donald G. Fisher and Doris F. Fisher with the Securities and Exchange Commission on March 20, 2009, and amended on November 27, 2009, January 27, 2011, November 18, 2011 and April 3, 2017 (as amended, the “Schedule 13D”).

Item 2. Identity and Background

a) This Statement is filed on behalf of Doris F. Fisher (with the trusts for which such individual is trustee, the “Reporting Person”).

b) The address of the principal business office for the Reporting Person is c/o Pisces, Inc., 1300 Evans Avenue, No. 880154, San Francisco, California 94188.

c) The Reporting Person is an Honorary Lifetime Director of the Issuer, which is a collection of purpose-led, lifestyle brands offering apparel, accessories, and personal care products for women, men, and children under the Old Navy, Gap, Banana Republic, and Athleta brands. The business address of the Issuer is: Two Folsom Street, San Francisco, California 94105.

d) & e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

In addition to shares of the Issuer that the Reporting Person received as a result of a previously disclosed March 2009 distribution by Fisher Core Holdings L.P., the Reporting Person also previously acquired shares of Common Stock of the Issuer prior to the registration of such shares under the Securities Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction

This Statement is filed on behalf of the Reporting Person to update the beneficial ownership information from that reported in the Schedule 13D.

The Reporting Person reviews her investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease her ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate. From time to time, the Reporting Person has transferred shares to various entities controlled by her, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions, and the Reporting Person may do so in the future. The review of her investments in the Issuer by the Reporting Person will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Person regarding her investments in the Issuer. At the time of filing this Statement, the Reporting Person has no plans to sell or to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Statement, except as disclosed in this Statement, the Reporting Person has no present plans or proposals in her capacity as a stockholder which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the board of directors or management of the Issuer or any of its subsidiaries, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure, (vii) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (x) any action similar to any of those described above. However, because the Reporting Person is an honorary lifetime member of the Board of Directors of the Issuer, the Reporting Person may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4 and disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of the Reporting Person’s role as an honorary lifetime director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5. Interest in Securities of the Issuer

a) As of the date of this Statement, the Reporting Person beneficially owns through trusts of which she serves as trustee 19,726,763 shares of Common Stock of the Issuer, representing approximately 5.3% of the outstanding shares of Common Stock of the Issuer outstanding as of March 15, 2021. As reported by the Issuer, there were approximately 374,911,323 shares of Common Stock outstanding as of March 15, 2021. The Reporting Person does not have voting or dispositive power over shares of the Issuer other than as described in this Statement.

b) As of the date of this Statement, the Reporting Person has sole dispositive power over all of the shares of the Common Stock of the Issuer listed above and has sole voting power over 6,570,469 shares of the Issuer. The Reporting Person does not share the power to vote or dispose of any shares of Common Stock.

c) Other than the transactions set forth in Exhibit 99.1 hereto, the Reporting Person has not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

d) Not Applicable

e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to certain irrevocable proxies, Mr. John J. Fisher has sole voting rights pertaining to 13,156,294 shares of Common Stock held by Ms. Doris F. Fisher through a trust. Each irrevocable proxy terminates upon the date the applicable trust no longer owns equity securities of the Issuer. The foregoing description is only a summary, and is qualified in its entirety by reference to the complete text of the irrevocable proxy, the form of which is attached as Exhibit 7 to the Schedule 13D/A filed on June 10, 2016 by Fisher Core Holdings L.P., John J. Fisher and other reporting persons.

Item 7. Material to be Filed as Exhibits

Exhibit 1 – Omitted as no longer applicable to the Reporting Person.

Exhibit 2 – Omitted as no longer applicable to the Reporting Person.

Exhibit 3 – Omitted as no longer in effect.

Exhibit 4 – Power of Attorney, dated December 15, 1998 (incorporated by reference to Exhibit 4 to the Reporting Person’s Schedule 13D filed on March 20, 2009).

Exhibit 5 – Omitted as no longer in effect.

Exhibit 99.1 – Transactions involving shares of Common Stock of the Issuer during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	April 9, 2021	By:	/s/ Jane Spray*
Doris F. Fisher

* This Schedule 13D/A was executed by Jane Spray as Attorney-in-Fact for Doris F. Fisher pursuant to the Power of Attorney granted thereby as previously filed with the Reporting Person’s Schedule 13D.